2303 W 41st Ave

Vancouver, BC

V6M 2A3

ELN: TSX.V

ELNOF: OTCBB

El Niño & CanAm - First to Revisit Bancroft Uranium District after 30 Years and Intercept up to 0.31% (6.2 lbs/Ton) Uranium

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First round of drilling on Halo confirms historical results by intercepting average grade of 0.09% (1.6 lbs)U308 over  8.9 meters (34 feet)

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Including 0.31 % U3O8 ( 6.2 lb ton over 1.52 meters)

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Drill program continues on second of seven other known historical targets

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Bancroft is home to four past producing mines between 1956 and 1982

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Total past production of the camp was over 14 million lbs

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Uranium price reaches new high of $113 per lb

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El Niño is the project operator

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Drilling continues and trenching program to begin for six other Projects

May 2, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that six holes have been completed to test the Halo property, with assay results reported for the first four.  Best results to date have been achieved in DDH H-4, the upper hole on the second or easternmost section drilled.  Eight radioactive pegmatite dykes were intersected within an interval of 24 meters. Assays/width ranged from 0.01% U308 (0.2 lb/ton) / 0.11 m to 0.31% U308 (6.2 lb / ton) / 1.52 meters.  Average weighted grade of the dykes was 0.09% U308 (1.8 lb/ton) with a cumulative width of 8.9 meters.  Anomalous amounts of certain heavy rare earth elements have been noted.  In Sample 8027 from DDH H-4 18g/t Scandium was reported along with 0.10% U308 (2.0 lb/ton) across an interval of 1.31 meters.

2007 Objectives

The objective of the second phase of drilling will be to define 43-101 compliant reserves, expand the length and depth of the project and reconfirm historical values. Reserve estimates in 1957 were 472,000 tons, grading 0.112% (2.24 lbs per ton U3O8). No exploration has been done over the last 30 years due to lower uranium prices.

Second Drill Target

The drill is currently being moved to the second target which is the Amalgamated Rare Earth Project (ARE). Between 1952 and 1957, diamond drilling and underground development identified three zones of uranium mineralization in pegmatite, and a shaft was sunk on the Main Zone to 440 feet, with a total of 5,871 feet of underground development completed at three levels. In 1957, the resource was estimated at 292,444 tons at a grade of 0.095% (1.9 lbs/ton) non 43-101 compliant.

Other Targets

Silver Crater – Baumhour – Campbell Occurrence

This property is composed of 5 claims totaling approximately 1,789 acres, and is located in Faraday Township. Three uranium showings have been found on this property.  The first is a 200-foot long exposure, with uranium bearing pegmatites 1 – 5 feet wide and 20 feet long.  The second showing consists of uranium bearing pegmatites 6 – 18 feet wide and 170 feet long, and the third is a discontinuous pegmatite dyke which is at least 300 feet long.  A total of 15,452 feet of surface diamond drilling on the showings was conducted between 1954 – 56 and 1967 – 69, as well as trenching.  Geology and geophysics were conducted in 1975 – 77, with drill core samples averaging 0.06% (1.2 lbs/ton) U308, and a best assay of 0.31% (6.2 lbs/ton) over 6 feet.

Empire B Prospect

Located in Monmouth and Cardiff Township, this property represents 3 claim units totaling approximately 1,087 acres. From 1954 – 55, geophysics and 26 diamond drill holes (12,509 feet) were completed, and a further 11 diamond drill holes (6,922 feet) were completed between 1968 – 70.  Prospecting for fluorite occurred during the periods of 1971 – 75 and 1976 – 77, and geophysics and 12 diamond drill holes (6,560 feet) were also completed.  Past drilling indicated 2,179,166 tons of U308, grading 0.036% (0.726 lbs/ton), non 43-101 compliant and this occurs in the southwest part of the claim group in Monmouth Township.

Saranac

2 claims have been staked on this property, totaling approximately 691 acres, located in Monmouth Township.  From 1954 – 56, a 150-foot open cut with 32 drill holes for 7286 feet were done by Saranac Uranium Mines Limited, and in 1973, a geological survey and 4 drill holes for 643 feet were completed by Imperial Oil Limited.  The most recent work on the property was a scintillometer survey, by Imperial Oil Limited in 1975.  Drill core samples on the property assayed from 0.018% to 0.36% U308, (0.36 – 7.2 lb/ton) and a grab sample over a 1,500 foot zone of 15 – 20% zircon mineralization assayed 0.298% U308.

McLean – Hogan Occurrence

This property consists of 2 claims (approximately 691 acres) located in Cardiff Township.  Trenches on the property expose a complex of mica metamorphicpyroxenite, hornblende gneiss, pegmatite, leucogranite and patches of marble, striking north and dipping east. Activity began on the property in 1953, with 11 trenches created by E. T. Hogan, and additional short drill holes by Cope Lake Mines Limited.  In 1954 – 55, scintillometer and geological surveys were conducted, as well as bulk sampling, and 69 diamond drill holes totaling 1585 feet, by Anuwon Uranium Mines Limited.  Further surveys were conducted in 1968 by Cope Lake Mines Ltd., and in 1975, two diamond drill holes of 332 feet were completed by Canadian Nickel Company Ltd.  Grab samples assayed 0.019 – 0.540% U3O8 (2.62 – 10.8 lb/ton), and the best bulk sample assayed 0.10% U3O8.

Canada Radium Occurrence

This property is composed of three claims of approximately 840 acres, and is located in both Cardiff and Faraday Townships.  Work on this property began as early as 1936 – 36, when Canada Radium Corporation sunk a 400-foot shaft with levels of 125 – 375 feet, as well as conducting 1810 feet of lateral work.  Between 1939 – 1942, 200 tons of feldspar pegmatite was milled at a separate mill.  In 1954 – 55, geological surveys were conducted, as well as 90 diamond drill holes totaling 43,184 feet.  During this period, five radioactive zones, the largest over 400 feet long, were outlined by diamond drilling.  Further drilling in 1968 – 69 of 3 diamond drill holes for 869 feet by Cam Mines Ltd. intersected numerous narrow uraniferous pegmatites which assayed up to 0.116% U3O8 (2.32 lb/ton) over 1 foot. The last work to be done on the property was a radon gas survey, by Kerr Addison Mines Ltd. 2 additional claims, totaling approximately 296 acres, were staked on this property under this Option Agreement, in addition to the six claims discussed above.

Option Agreement Signed

On November 2, 2006 El Nino entered in an option agreement with Boulder Creek Explorations Inc. ("Boulder") now CanAm Uranium, a company incorporated under the laws of Nevada.
This agreement will finance the Bancroft properties through the next stages of exploration.  Under the terms of this agreement, El Niño will receive 275,000 shares of CanAm Uranium, and cash payments totaling CDN $125,000.  CanAm Uranium can earn in a 60 percent interest by committing CDN $1,000,000 over the next two years and could earn up to eighty  percent of the project by issuing an additional further 300,000 shares and spending an additional CDN $1,500,000.

El Niño will remain the operator for the first two years of this agreement and will receive a management fee of 10 percent of Exploration Expenditures and cash payments of CDN $40,000 a year for the second year and CDN $20,000 per year thereafter.

CanAm is currently funding a $500,000, 3,900-m drilling program to extend historic reserves on the two developed properties of the eight, the Halo property in Cardiff Township and the Amalgamated Rare Earth No. 2 property, 10 km to the southwest in Monmouth Township.  The drill programs on the two properties have been designed to test the uranium and rare earth element potential in drill sections spaced at 60-m intervals down to depths of 1,000 feet (305 m).

The drill is currently being moved to the Amalgamated Rare Earth No. 2 property.  This property was developed underground on three levels from a 440-ft. 3-compartment vertical shaft in 1956.  The current program will test beneath and along strike from the underground workings to depths of 1,000 ft (305 m).

About Bancroft

Known as "the Mineral Capital of Canada" (Bancroft & District Chamber of Commerce) due to the abundance of minerals found in the area. Bancroft was host to four past producing uranium mines that produced a total of 14,862,653 lbs U3O8 between 1956-1982. This excellent infrastructure is still in place to this day and could be easily accessed.

About El Niño Ventures Inc.

El Niño Ventures is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007  El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp and move  into Phase two in the Bancroft Uranium District.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.